                                                           OMB APPROVAL
                                                    ----------------------------
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


For the month of    November 14          ,20  05  .
                 ------------------------    -----

Commission File Number  033-74656-99
                       ------------------

                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             WESTERN FOREST PRODUCTS INC.
                                       -----------------------------------------
                                                     (Registrant)



Date    November 28, 2005               By           /s/ Paul Ireland
     -----------------------               -------------------------------------
                                                       (Signature) *
                                           Paul Ireland, Chief Financial Officer


----------
* Print the name and title under the signature of the signing officer.


                     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (09-05)     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                     THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

APPROVED BY THE BOARD ON DECEMBER 20, 2004.


                          WESTERN FOREST PRODUCTS INC.
                       CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors (the "Board") of Western Forest Products Inc. (the "Corporation", which for the purpose of this Code includes its subsidiaries) has adopted this code of conduct and ethics for directors and officers of the Corporation (the "Code") to:

     o endorse and promote the Corporation's commitment to honest and ethical conduct, including fair dealing and ethical handling of conflicts of interest;

     o    foster a climate of honesty, truthfulness and integrity;

     o    promote full, fair, accurate, timely and understandable disclosure;

     o promote compliance with applicable laws and governmental rules and regulations;

     o ensure the protection of the Corporation's legitimate business interests, including corporate opportunities, assets and confidential information; and

     o    deter wrongdoing.

The Corporation's Nominating and Governance Committee is responsible for setting the standards of business conduct contained in the Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Corporation, the business practices within the Corporation's industry, the Corporation's own business practices, and the prevailing ethical standards of the communities in which the Corporation operates. The Nominating and Governance Committee will also oversee and monitor compliance with the Code.

All directors and officers of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them. The Corporation's more detailed policies and procedures that apply to all employees of the Corporation set forth in the Corporation's Employee Code of Conduct are separate requirements and are not part of this Code.

For purposes of this Code, the "Code of Ethics Contact Person" will be, for the members of the Board, the Chair of the Board or the Chair of the Audit Committee of the Board, and for the officers of the Corporation, the Chair of the Board.

HONEST AND CANDID CONDUCT

Each director and officer owes a duty to the Corporation to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity.

Each director and officer must:

     o act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Corporation's policies;

     o observe both the form and spirit of applicable laws and governmental rules and regulations, accounting standards and Corporation policies; and

     o    adhere to a high standard of business ethics.

                                                    Western Forest Products Inc.
                                      Code of Business Conduct and Ethics Policy
                                                                     Page 2 of 4
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CONFLICTS OF INTEREST

A "conflict of interest" occurs when an individual's private or personal interest interferes, or may appear to interfere, with the interests of the Corporation. A conflict of interest can arise when a director or officer takes actions or has interests that may make it difficult to perform his or her Corporation work objectively and effectively. For example, a conflict of interest would arise if a director or officer, or member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the Code of Ethics Contact Person.

Conflict of interest situations involving directors and officers may include the following:

     o any material ownership or financial interest in any supplier of goods or services to the Corporation or in any major customer of the Corporation;

     o any consulting or employment relationship with any major customer of the Corporation, supplier or competitor;

     o any outside business activity that detracts from an individual's ability to devote appropriate time and attention to his or her responsibilities with the Corporation;

     o the receipt of non-nominal gifts or excessive entertainment from any Corporation with which the Corporation has current or prospective business dealings;

     o being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member.

Anything that would present a conflict of interest for a director or officer would likely also present a conflict if it is related to a member of his or her immediate family.

Conflicts of interest between a director or officer and the Corporation are to be disclosed to a Code of Ethics Contact Person and reported to the Nominating and Governance Committee of the Board on a regular basis.

DISCLOSURE

Each director or officer involved in the Company's disclosure process, including the Chief Executive Officer and the Chief Financial Officer, is required to be familiar with and comply with the Company's Communications Policy. Securities and stock exchange laws are extremely strict regarding the use and disclosure of information that could have a significant impact on the value of the Company's shares and other market securities. For this reason, the Chair of the Board, the Chief Executive Officer and, for financial information, the Chief Financial Officer are the only official spokespersons of the Company.

No material non-public information related to the Company's business may be communicated until public disclosure has been made to the general public, except to those who need to know this information in the normal course of business and under an obligation of confidentiality. Directors and officers may not give their personal opinion or disclose confidential information to members of the press.

COMPLIANCE

It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations.

                                                    Western Forest Products Inc.
                                      Code of Business Conduct and Ethics Policy
                                                                     Page 3 of 4
--------------------------------------------------------------------------------


It is against Company policy to do anything that might be considered an unfair trade practice. Examples of unfair trade practices could include activities that unduly lessen competition, such as price fixing, as well as false or misleading advertising, or misleading or deceptive representations.

Directors and officers are required to be familiar with and comply with the Company's Insider Trading Policy. It is against Company policy and in many circumstances illegal for a director or officer to profit from undisclosed information relating to the Company or any other company. Any director or officer may not purchase or sell any of the Company's securities while in possession of material non-public information relating to the Company. Also, any director or officer may not purchase or sell securities of any other company while in possession of any material non-public information relating to that company. Any director or officer who is uncertain about the legal rules involving a purchase or sale of, or other dealings in, any Company securities or any securities in companies that he or she is familiar with by virtue of his or her work for the Company, should consult with a Code of Ethics Contact Person before completing any such transaction.

REPORTING, ACCOUNTABILITY AND WAIVERS

The Nominating and Governance Committee is responsible for monitoring compliance with the Code, applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any director or officer who becomes aware of any existing or potential violation of this Code is required to promptly notify the Code of Ethics Contact Person. Failure to do so is itself a violation of this Code.

Any questions relating to how this Code should be interpreted or applied should be addressed to the Code of Ethics Contact Person. A director or officer who is unsure of whether a situation violates this Code should discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later date.

The Company will follow the following procedures in investigating and enforcing this Code, and in reporting on the Code:

     o violations and potential violations will be reported by the Code of Ethics Contact Person to the Nominating and Governance Committee, after appropriate investigation;

     o the Nominating and Governance Committee will take all appropriate action to investigate any alleged violations reported to them after appropriate investigation;

     o if the Nominating and Governance Committee determines that a violation has occurred, the Nominating and Governance Committee will inform the Board; and

     o upon being notified that a violation has occurred, the Board will take such disciplinary or preventive action as it deems appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of appropriate governmental authorities.

The Company may waive specific provisions of this Code in a particular situation. Any waiver of the Code for directors or officers of the Company may be made only by the Board or by the Nominating and Governance Committee of the Board and reported to the Board. Any waiver by the Company of a provision of the Code to a director or officer that relates to a material item shall be disclosed by the Company in accordance with applicable legal and regulatory requirements.

                                                    Western Forest Products Inc.
                                      Code of Business Conduct and Ethics Policy
                                                                     Page 4 of 4
--------------------------------------------------------------------------------

CORPORATE OPPORTUNITIES

Directors and officers owe a duty to the Company to advance the Company's business interests when the opportunity to do so arises. Directors and officers are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, directors and officers are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

Sometimes the line between personal and Company benefits is difficult to draw, and there are both personal and Company benefits in certain activities. Directors and officers who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Code of Ethics Contact Person.

CONFIDENTIALITY

In carrying out the Company's business, directors and officers may learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Directors and officers must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of the Company, and other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

Confidential information shall not be used for personal gain.

FAIR DEALING

The Company does not seek competitive advantages through illegal or unethical business practices. Each director and officer should endeavour to deal fairly with the Company's customers, service providers, suppliers, competitors and employees. No director or officer should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All directors and officers should protect the Company's assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.

APPROVED BY THE BOARD ON DECEMBER 20, 2004.

                          WESTERN FOREST PRODUCTS INC.
                            EMPLOYEE CODE OF CONDUCT


1.   INTRODUCTION

     The essential objective of Western Forest Products Inc. and its subsidiaries (collectively, the "Corporation" or "Western Forest") is to uphold the highest standards of ethical conduct in all of its activities. This means that we shall conduct our business in a manner consistent with our core values of honesty, integrity, fairness, respect and responsibility. Furthermore, we will obey all applicable laws and regulations in all matters.

     The purpose of the Employee Code is to strengthen the Corporation's ethical climate by establishing our responsibility for ethical conduct, by outlining our specific obligations, by providing guidance to recognize and deal with ethical issues, and by establishing mechanisms to report unethical conduct. Every employee of the Corporation has a responsibility to understand and comply fully with this Employee Code and all other policies of the Corporation.

     No policy can regulate all business conduct or prepare us for every situation. Doing the right thing begins with the core values stated above and depends on our good judgment and sensitivity to the way others see us and how they can interpret our actions. If there is any uncertainty about interpreting or applying these guidelines, it is each individual's responsibility to consult with their Supervisor or Manager.

2.   COMPLIANCE WITH THE EMPLOYEE CODE

     (a)  RESPONSIBILITY FOR COMPLIANCE

          (i) Everyone who works for the Corporation or any of its subsidiaries in any capacity is responsible for understanding and complying with the Employee Code. This includes permanent, contract, secondment, and temporary agency employees who are on long-term assignments, as well as consultants. Upon hire, and then on an annual basis, employees are required to sign an acknowledgement form indicating understanding of and agreement to comply with the Employee Code.

          (ii) If you have any questions about compliance with the Employee Code or are unsure about what is the right thing to do, talk with your manager. The Corporation strongly encourages dialogue among employees and their managers to make everyone aware of situations that give rise to ethical questions and to identify acceptable ways of handling those situations. You can also approach the Human Resources, or other appropriate Department for guidance.

     (b)  REPORTING VIOLATIONS

If you obtain information about or witness what might be considered to be a violation of the Employee Code, contact your manager or a Senior Management Team member. If this is not practical or comfortable, other options are available to you, including contacting, in person or in writing, for confidential assistance the Chief Financial Officer or the Manager, Employee Services. This can be done without fear of retaliation when making a report in good faith. You may also make anonymous reports of violations through the mail to anyone of these individuals. Reports will be investigated promptly, confidentially and impartially.

                                                    Western Forest Products Inc.
                                                        Employee Code of Conduct
                                                                     Page 2 of 8
--------------------------------------------------------------------------------

     (c)  IMPACT OF NON-COMPLIANCE

     The matters covered in the Employee Code are of the utmost importance to the Corporation and are essential to our ability to conduct our business in accordance with our stated values. Any breach of the Employee Code will be dealt with swiftly. Appropriate disciplinary action will be taken against any employee or individual with whom the Corporation does business if the person's actions are found to violate the Employee Code. This may include immediate termination of employment or business relationship. Where laws have been violated, the Corporation will cooperate fully with the appropriate authorities.

3.   OBLIGATIONS

     (a)  COMPLIANCE WITH LAWS AND REGULATIONS

     It is the policy of Western Forest to comply, not merely with the letter, but also with the spirit of the law. Management is required to maintain compliance with various acts, statutes and regulations governing activities in the jurisdictions in which the Corporation carries on business.

     This Employee Code does not seek to provide legal guidance for all laws, statutes and regulations that impact Western Forest's activities. Specialized resources - legal, tax, environmental, government relations, personnel - are available within Western Forest for that purpose. There are, however, several items of legislation that warrant specific mention. These are listed below along with some general guidelines for compliance.

          (i) Health and Safety Laws: Western Forest is committed to create and maintain healthy and safe workplaces for its people. Employees are expected to comply with all safety laws, regulations and business unit directives (which may not necessarily be a law or regulation).

          (ii) Environmental Laws: Western Forest is committed to preserve and enhance the environment in the communities where its various businesses operate through responsible and environmentally-oriented operating practices. To this end, it works closely with government and other groups on programs aimed at reducing emissions and the use of toxic substances in industrial processes. Employees are encouraged to participate in undertakings geared to improving the environment in both their workplace and their community.

          (iii) Human Rights Legislation: Every person has the right to equal treatment with respect to employment and without discrimination because of race, ancestry, place of origin, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, record of offences, marital status, family status or handicap. Western Forest has no tolerance for less than equitable treatment of any kind.

          (iv) Competition Act: Western Forest is required to make its own decisions on the basis of the best interests of the Corporation and must do so independent of agreements or understandings with competitors. The Competition Act (Canada) prohibits certain arrangements or agreements with others regarding product prices, terms of sale, division of markets, allocation of customers or any other practice that restrains competition. While the areas of highest risk are the marketing departments, Western Forest can also be put at risk through the activities of employees within trade associations. It is important, therefore, to review the charter, by-laws and activities of these associations before becoming actively involved.

                                                    Western Forest Products Inc.
                                                        Employee Code of Conduct
                                                                     Page 3 of 8
--------------------------------------------------------------------------------

              (v) Securities Laws: Employees who possess material, non-public information may not buy or sell Western Forest securities while such information remains non-public. These trading prohibitions apply to employees at all levels - not just officers or managers. The prohibition on such trading is based on such information potentially providing an unfair advantage to the employee. Employees should consider information to be material if there is a reasonable prospect that an investor would consider the information to be important in arriving at a decision to buy, sell or hold Western Forest securities. Employees with questions in this area should contact the Chief Financial Officer.

                  See "Employee Trading", below. Reference should also be made to the Western Forest Insider Trading Policy and the Western Forest Communications Policy for further information.

     (b)  CONFLICT OF INTEREST

          Employees should never engage in conduct that is harmful to Western Forest or its reputation.

          All employees have an obligation to be entirely free of conflicting interests when they represent Western Forest in business dealings or are making recommendations that could influence Western Forest's subsequent actions.

          Western Forest respects the right of employees to privacy in their personal activities and financial affairs. The prime purpose of this section of the Employee Code is to provide guidance to employees so that they can avoid situations in their personal activities and financial affairs, which are, or may appear to be, in conflict with their responsibility to act in the best interests of Western Forest. Employees must bear in mind that this Employee Code cannot specifically deal with every potential conflict situation, and, as such, common sense should be used in approaching conflict situations.

          In general terms, a conflict of interest will exist where an employee's personal activities, interests or financial affairs may influence or threaten to influence their judgment in the performance of their duties to Western Forest. Conflicting interests may be direct or indirect. For example, the interest may be that of the employee, a family member, a relative, or a business enterprise in which any of these individuals have an interest, financial or otherwise. Some examples of conflict include the following:

          (i) Financial Interests: A conflict of interest will likely exist when an employee who is able to influence business with Western Forest owns, directly or indirectly, a beneficial interest in an entity which is a competitor of Western Forest, or which has current or prospective business with Western Forest as a supplier, customer, or contractor. A conflict is not likely to exist, however, where the interest in question consists only of shares, bonds or other securities of an entity, which is listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of securities involved.

          (ii) Involvement with Third Parties: A conflict of interest will likely exist when an employee, directly or indirectly, acts as a director, officer, employee, consultant, or agent of an entity that is a competitor of Western Forest, or which has current or prospective business as a supplier, customer or contractor with Western Forest. Similarly, a conflict of interest may exist when an employee undertakes to engage in an independent business venture or to perform work or services for another business, civic or charitable institution to the extent that the activity involved prevents such employee from devoting the time and effort to the conduct of Western Forest's business that their position requires.

                                                    Western Forest Products Inc.
                                                        Employee Code of Conduct
                                                                     Page 4 of 8
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          (iii)   Relationship with Customers and Suppliers: A conflict of
                  interest may arise when an employee, either directly or indirectly, solicits and/or accepts any gift or favour from any person or organization who is a competitor of Western Forest, or who has current or prospective business with Western Forest as a customer, supplier or contractor. The acceptance or prospect of gifts or favours may tend to limit or give the appearance of limiting the employee-recipient from acting solely in the best interests of Western Forest in dealings with these persons or organizations. It is important to avoid any gift or favour that may give the appearance of undue influence regardless of whether you think the gift or favour can or will affect your judgment.

                  A "gift" or "favour" includes any gratuitous service, loan, discount, money or article of value. It does not include loans from financial institutions on customary terms or articles of nominal value normally used for sales promotion purposes, ordinary business meals or reasonable entertainment consistent with local, social or business customs.

                  Employees should refer any question regarding what nominal benefits are permitted to their supervisor. If a nominal benefit becomes repetitive, the employee-recipient must have their supervisor rule on its continuing appropriateness.

          (iv) Misappropriation of Business Opportunities: A conflict of interest will likely exist when an employee, without the knowledge and consent of Western Forest, appropriates for their own use, or that of another person or organization, the benefit of any business venture, opportunity or potential about which he or she may have learned or may have developed during the course of his or her employment.

                  Employees are requested to bring any potential conflict of interest situation to the attention of their immediate supervisor for discussion, review and written approval. This helps avoid any misunderstanding between Western Forest and the employee.

     (c)  CONFIDENTIALITY AND PROTECTION OF PERSONAL INFORMATION

          All information and materials that come into your possession, as an employee of the Corporation, must be kept confidential, even after your employment by the Corporation has ended. Because of the need for public confidence in the integrity of the marketplace, it is critical that no advantage is taken, or perceived to be taken, of any confidential information that you receive as a result of your employment with the Corporation.

          During the normal course of business, employees will have access to business and information records of a confidential nature. Confidential information is any information that has not been made public by the Company through its designated spokespersons or publicly disclosed documents. Confidential business information is not to be disclosed externally or used for any inappropriate purpose such as trading in shares. These requirements apply both during and after termination of employment.

          Confidential material could include information developed by other employees or information acquired from outside sources, sometimes under obligations of secrecy. Employees are expected to utilize such information exclusively for business purposes. The information must not be disclosed externally without the approval of their supervisor or used for any inappropriate purpose.

                                                    Western Forest Products Inc.
                                                        Employee Code of Conduct
                                                                     Page 5 of 8
--------------------------------------------------------------------------------


          In cases where information or records are obtained under an agreement with a third party, such as software licenses or technology purchases, employees must ensure that the provisions of such agreements are strictly adhered to. Unauthorized disclosure or use of information or records associated with third party agreements could expose the employee involved and/or Western Forest to serious consequences.

          You are responsible for the security of information and materials entrusted to you. Be sure you provide reasonable protection from unauthorized access for all information and materials, both during the working day and after hours. For further guidelines on maintaining and protecting confidentiality, see the Communications Policy and Insider Trading Policy of the Corporation.

          In particular, you are required to treat all personal information collected, used or disclosed at or by any of Western Forest or any of its subsidiaries in accordance with applicable privacy legislation.

     (d)  EMPLOYEE TRADING

          The Corporation has trading policies in place that prohibit insider trading and promote confidentiality and timely disclosure by governing the circumstances under which employees can trade securities. These are the Insider Trading Policy and the Communications Policy. Employees are required to comply with these Policies in all respects. As with conflicts of interest, these policies extend to family and other associates, as defined in these policies. A breach of these policies is considered to be a breach of the Employee Code.

          The Insider Trading Policy outlines the Corporation's policy on trading generally and specifically in Toronto Stock Exchange listed securities. Restrictions on the trading of listed securities as well as a process for monitoring employee trading activity is outlined in the Insider Trading Policy. You must familiarize yourself with the Insider Trading Policy. If you have any questions or concerns, contact your manager or the Chief Financial Officer.

          The Communications Policy outlines the Corporation's policy on timely disclosure of material information relating to the Corporation, preserving the confidentiality of information about the Corporation and trading in Western Forest securities. You must familiarize yourself with this policy. If you have any questions or concerns, please contact your manager or any member of the Corporation's Disclosure Committee.

     (e)  FAIR DEALINGS

          Every employee shall endeavour to deal fairly with the Corporation's customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts or any other unfair or unlawful dealing practice.

          The Corporation is committed to fostering a work environment in which all individuals are treated with respect and dignity. All employees are required to conduct themselves in a business-like manner that promotes equal opportunity and prohibits discriminatory practices, including harassment of any kind.

                                                    Western Forest Products Inc.
                                                        Employee Code of Conduct
                                                                     Page 6 of 8
--------------------------------------------------------------------------------

     (f)  INTEGRITY OF RECORDS AND SOUND ACCOUNTING PRACTICES

          Western Forest takes very seriously the accuracy of its financial records and financial statements. Accuracy and reliability in the preparation of all business records is of critical importance to the decision making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and employee records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in the books of Western Forest's various businesses. All assets and liabilities of Western Forest and its subsidiaries are to be recorded in compliance with Western Forest's accounting and internal control procedures and with generally accepted accounting policies. The Corporation is committed to maintaining full, fair, accurate and timely disclosure of our financial statements in accordance with generally accepted accounting principles and other information in accordance with applicable laws and regulations. Compliance with the Corporation's system of internal accounting controls is required at all times. If you become aware of any false or misleading entry in the Corporation's books, contact your manager or the Chief Financial Officer.

          EXPENSE ACCOUNTS

          Many employees regularly use business expense accounts, commonly referred to as travel and entertainment expenses. These expenses must be documented and recorded accurately. If you are not sure whether a potential expense is allowable, the correct approach is to ask your Supervisor or Manager or contact the Chief Financial Officer. Expense accounts are to be reviewed and approved by your Supervisor or Manager. If employees attend a group function, then the senior person present should pay the charge and file an Expense Account to be reimbursed. Employees or others who keep the company's official records have an added professional responsibility in that they must maintain the Corporation's books, records, accounts, and financial statements in a manner that is both accurate and auditable. It is against the Corporation's policy to make entries that intentionally conceal or disguise the true nature of any transaction. No funds or accounts should be kept for purposes not fully and accurately disclosed. Unrecorded or "off the books" funds or assets should not be kept for any purpose. Each of us must be certain that our records are accurate and maintained according to all applicable laws and regulations. If you have reason to believe that some aspect of the Corporation's record-keeping is not being conducted properly, talk to your Supervisor or Manager or contact the Chief Financial Officer.

     (g)  USE OF WESTERN FOREST RESOURCES

          Employees are required to safeguard all resources of the Corporation and ensure their appropriate and efficient use for legitimate business purposes. Safeguarding includes protection against unauthorized or inappropriate access, use or destruction, as well as protection from theft.

          All employees have a responsibility to protect Western Forest's assets against loss, theft, abuse and unauthorized use or disposal. Western Forest's assets refer to all property whether tangible, intangible or electronic in form, which includes the Corporation's products, equipment, vehicles, computers and software.

          Unless otherwise prohibited, reasonable incidental use of the Corporation's telephones, computers, electronic mail systems or Internet is allowed.


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                                                    Western Forest Products Inc.
                                                        Employee Code of Conduct
                                                                     Page 7 of 8
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          In addition:

          (i) Copyright: Anything you develop, create, or author in your capacity as an employee of the Corporation becomes the sole and exclusive property of the Corporation. You may not publish any information in any way relating to the Corporation or owned by the Corporation without first obtaining written permission from the General Manager of your division, the Chief Financial Officer or the Chief Executive Officer.

          (ii) Right to Search: As always, the Corporation reserves the right to search its property to protect information, property or other assets and to maintain a safe work environment. This means that the Corporation may review and monitor your electronic communications, records of telephone usage and the contents of your computer, file cabinets, desk and office.

          (iii) Productivity Drain: Technology is provided to employees to enable us to effectively do our jobs. Employees are responsible for the efficient use of the Corporation's technology and are required to avoid situations that may drain the productivity of these resources or result in increased costs. Some examples include:

                o Accessing purely entertainment-related features on the Internet;

                o Exposing the Corporation to the risk of sexual harassment suits if sexually oriented material is brought into the workplace;

                o Directly or indirectly interfering with the Corporation's operation of computer systems or electronic mail services;

                o Interfering with employment or other obligations to the Corporation; and

                o Creating security risks by inadvertently allowing outsiders access to internal systems.

          (iv) Appropriate Use of Technology: The following are examples of appropriate use of the Corporation's technology:

                o   Sending and receiving business communications;

                o   Participating in business discussions;

                o   Providing customer support;

                o Locating and retrieving business-related information from the Internet;

                o Participating in business and technology bulletin boards and news group discussions;

                o Exchanging non-confidential information with people outside the organization; and

                o Exchanging confidential information as required by your job, within the parameters and according to the restrictions outlined in the Corporation's Policies.

          (v) Inappropriate Use of Technology: The following are examples of, but are not limited to, the inappropriate use of the Corporation's technology:

                o Accessing, obtaining, transmitting or trafficking in pornographic, offensive, illegal or stolen material;

                o   Sending chain letters via the Corporation's electronic mail;

                o   Engaging in or encouraging illegal activities;

                o Breaking into any computer, whether it belongs to the Corporation or another organization;

                                                    Western Forest Products Inc.
                                                        Employee Code of Conduct
                                                                     Page 8 of 8
--------------------------------------------------------------------------------

               o Copying electronic files without permission, or in violation of copyright laws and licensing agreements;

               o Violating your obligation regarding confidential and/or proprietary information. This includes:

                    >> Sending or posting the Corporation's confidential materials outside the Corporation; or,

                    >> Posting the Corporation's confidential materials to non-authorized personnel inside the Corporation.


               o Soliciting or advertising for outside products or services or political donations or contributions;

               o Accessing or participating in multimedia entertainment facilities, including games; and

               o    Running a personal business.

     While limited personal use of technology systems, including email, telephone and the internet is supported, there is no reasonable expectation of privacy either stated or implied. Among other things, the software records every website accessed by each user including the time of day accessed. The software automatically generates reports about unusual or inappropriate activity, identifying each specific user who is using the facilities in contravention of this policy. The Corporation may review these reports and other records of internet activity without prior notice in order to ensure that the Corporation's facilities are being used only in accordance with this policy.

     In cases where the Corporation suspects that this policy is not being followed, the Corporation reserves the right to inspect and make copies of information (whether documents, software, or other data) stored in public or private areas on the network as well as information stored on your local computer at its discretion. This includes all email and database related applications.

     Your Supervisor or Manager will be advised of breaches of policy and will be responsible for appropriate action, which may include revocation of the permission to use the Corporation's facilities to access the internet or termination of employment.